RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the International Fund was held on September 27, 2007 for shareholders of record as of August 10, 2007. The shareholders of the fund voted on whether to approve a "manager-of-managers" structure for the fund. The results of the vote at the shareholder meeting held September 27, 2007 were as follows:

1.            To authorize a “manager-of-managers” structure for the fund, whereby FAF Advisors, Inc., subject to certain conditions, will be able to add or replace sub-advisors to the fund, or materially amend existing sub-advisory agreements, without obtaining shareholder approval:

For	Against	Abstain
2,499,963	87,886,069	82,686